-------------------------------
                                                         OMB APPROVAL

                                                  OMB Number: 3235-0145

                                                  Expires: October 31, 2002

                                                  Estimated average burden
                                                  hours per response ...... 14.9
                                                 -------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. _____________)


                                Twin Lakes, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                      None
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Arnold P. Kling, Esq.
                         545 Madison Avenue - 6th Floor
                            New York, New York 10022
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                              Robert H. Cohen, Esq.
                     Morrison Cohen Singer & Weinstein, LLP
                              750 Lexington Avenue
                            New York, New York 10022
                                 (212) 735-8600


                                 January 8, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                   ------------------------
CUSIP No. None                       13D                  Page 2 of 9
                                                          Pages
---------------------                                   ------------------------
                      [Repeat following page as necessary]

================================================================================
    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ENTITIES ONLY)

                   Turquoise Partners, LLC / 043781696
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|

                                                                 (b)  |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                   WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                            |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   New York
--------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER

              NUMBER OF                              3,940,000
               SHARES                 ------------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER
              OWNED BY
                EACH                                 0
              REPORTING               ------------------------------------------
               PERSON                     9     SOLE DISPOSITIVE POWER
                WITH
                                                     3,940,000
                                      ------------------------------------------
                                         10     SHARED DISPOSITIVE POWER

                                                     0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,940,000
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   98.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                   OO
================================================================================

* SEE INSTRUCTIONS.

---------------------                                   ------------------------
CUSIP No. None                       13D                  Page 3 of 9
                                                          Pages
---------------------                                   ------------------------

================================================================================
    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Arnold P. Kling
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|

                                                                 (b)  |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                   N/A
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                            |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER
              NUMBER OF
               SHARES                                0
            BENEFICIALLY             -------------------------------------------
              OWNED BY                    8     SHARED VOTING POWER
                EACH
              REPORTING                              3,940,000*
               PERSON                -------------------------------------------
                WITH                      9     SOLE DISPOSITIVE POWER

                                                     0
                                     -------------------------------------------
                                         10     SHARED DISPOSITIVE POWER

                                                     3,940,000*
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,940,000*
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   98.5%*
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                   IN
================================================================================

* SEE INSTRUCTIONS.

---------------------                                   ------------------------
CUSIP No. None                       13D                  Page 4 of 9
                                                          Pages
---------------------                                   ------------------------

================================================================================
    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Peter N. Christos
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|

                                                                 (b)  |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                   N/A
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                             |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER
              NUMBER OF
               SHARES                                0
            BENEFICIALLY             -------------------------------------------
              OWNED BY                    8     SHARED VOTING POWER
                EACH
              REPORTING                              3,940,000*
               PERSON                -------------------------------------------
                WITH                      9     SOLE DISPOSITIVE POWER

                                                     0
                                     -------------------------------------------
                                         10     SHARED DISPOSITIVE POWER

                                                     3,940,000*
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,940,000*
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   98.5%*
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                   IN
================================================================================

---------------------                                   ------------------------
CUSIP No. None                       13D                  Page 5 of 9
                                                          Pages
---------------------                                   ------------------------

* EXPLANATORY NOTE Mr. Peter N. Christos and Arnold P. Kling are each a managing member of Turquoise Partners, LLC and may be deemed to indirectly beneficially own the shares of common stock, par value $0.001 per share of Twin Lakes, Inc. (the "Common Stock") directly beneficially owned by Turquoise Partners, LLC. Each of Mr. Peter N. Christos and Arnold P. Kling disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Turquoise Partners, LLC except to the extent of their pecuniary interest therein.

         ITEM 1.      SECURITY AND ISSUER.

         The class of equity security to which this statement relates is the common stock, par value $0.001 per share, of Twin Lakes, Inc., a Nevada corporation (the "ISSUER"). The address of the principal executive offices of the Issuer is 545 Madison Avenue - 6th Floor, New York, N.Y. 10022.

         ITEM 2.      IDENTITY AND BACKGROUND.

         This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "COMMISSION") pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the "EXCHANGE ACT"): Turquoise Partners, LLC, Peter N. Christos and Arnold P. Kling (together, the "Reporting Persons").

            Turquoise Partners, LLC is a limited liability company organized under the laws of the state of New York. Its principal business is financial consulting. The address of Turquoise Partners, LLC's principal office is 545 Madison Avenue, 6th Floor, New York, New York 10022. During the last five years, Turquoise Partners, LLC has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Turquoise Partners, LLC has two managing members, Arnold P. Kling and Peter N. Christos. Mr. Christos is the co-founder and Chief Executive Officer of Adlephia Holdings, LLC, a private merchant banking firm. Mr. Kling is the co-founder and President of Adelphia Holdings, LLC. The address of Adelphia Holdings, LLC is 545 Madison Avenue, 6th Floor, New York, New York 10022. During the last five years, neither Mr. Christos nor Mr. Kling has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Christos and Mr. Kling are each United States citizens.

         ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Stock Purchase Agreement attached as Exhibit 2 hereto and incorporated herein by reference, Turquoise Partners, LLC purchased 2,940,000 shares of Common Stock and 1,000,000 Class A Redeemable Common Stock Purchase Warrants (the "Class A Warrants") to acquire shares of Common Stock for an aggregate purchase price of $32,000. Turquoise Partners, LLC used its working capital to fund the purchase of the shares of Common Stock and Class A Warrants.

         The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

---------------------                                   ------------------------
CUSIP No. None                       13D                  Page 6 of 9
                                                          Pages
---------------------                                   ------------------------

         ITEM 4.      PURPOSE OF TRANSACTION.

         The shares of the Issuer were purchased by Turquoise Partners, LLC for investment purposes.

         Following Turquoise Partners, LLC's purchase of the Common Stock and Class A Warrants, each of the Issuer's officers and directors resigned and Arnold Kling was appointed as the sole director of the Issuer. Mr. Kling also became the President of the Issuer. In addition, John R. D'Angelo, a Managing Director of Adelphia Holdings, LLC, was appointed Secretary of the Issuer and Kirk M. Warshaw, CPA, a Managing Director of Adelphia Holdings, LLC, was appointed Chief Financial Officer and Treasurer of the Issuer. Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f)      Any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (g)      Changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

         The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

         ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Turquoise Partners, LLC beneficially owns an aggregate of 2,940,000 shares of Common Stock and Class A Warrants to purchase 1,000,000 shares of Common Stock, which, assuming execution of all of the Class A Warrants, represents approximately 98.5% of the Common Stock
                  of  the  Issuer   (based  on  3,000,000   shares

---------------------                                   ------------------------
CUSIP No. None                       13D                  Page 7 of 9
                                                          Pages
---------------------                                   ------------------------

                  issued and outstanding and 1,000,000 shares of Common Stock issuable upon exercise of the Class A Warrants). The Class A Warrants, which are currently exercisable and expire on January 11, 2007, have an exercise price of $3.00 per share. As the managing members of Turquoise Partners, LLC, Messrs. Christos and Kling share disposition and voting power over the 3,940,000 shares of Common Stock directly beneficially owned by Turquoise Partners, LLC. As a result, Messrs. Christos and Kling may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by Turquoise Partners, LLC. Each of Mr. Arnold P. Kling and Peter N. Christos disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Turquoise Partners, LLC except to the extent of their pecuniary interest therein.

         (b) As the managing members of Turquoise Partners, LLC, Messrs. Christos and Kling share disposition and voting power over the 3,940,000 shares of Common Stock directly beneficially owned by Turquoise Partners, LLC. As a result, Messrs. Christos and Kling may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by Turquoise Partners, LLC. Each of Mr. Arnold P. Kling and Peter N. Christos disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Turquoise Partners, LLC except to the extent of their pecuniary interest therein.

         (c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

         (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

         (e)      Inapplicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Stock Purchase Agreement, effective as of January 8, 2004, between the Issuer, Turquoise Partners, LLC, Johnny R. Thomas ("JRT"), Estancia LLC ("ELC"), Snow Becker Krauss, P.C. ("SBK"), and SBK Investment Partners ("SIP") (JRT, ELC, SBK, and SIP, collectively, the "Sellers), which is attached as Exhibit 2 hereto and incorporated by reference herein, the Sellers were granted the right, under certain circumstances, to have shares of Common Stock which they own following the effective date of the Stock Purchase Agreement, registered by the Issuer under the Securities Act of 1933, as amended.

         Except for the Stock Purchase Agreement described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

---------------------                                   ------------------------
CUSIP No. None                       13D                  Page 8 of 9
                                                          Pages
---------------------                                   ------------------------

         ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Schedule 13D Joint Filing Agreement, dated January 16, 2004, by and among Turquoise Partners, LLC, Peter N. Christos and Arnold P. Kling.

         Exhibit 2 - Stock Purchase Agreement effective as of January 8, 2004, between the Twin Lakes, Inc., Turquoise Partners, LLC, Johnny R. Thomas, Estancia LLC, Snow Becker Krauss, P.C. and SBK Investment Partners.

         Exhibit 3 - Form of Class A Redeemable Common Stock Purchase Warrant Certificate (incorporated by reference to Exhibit 6 of the Issuer's Registration Statement on Form 10-SB File No. 000-50085).

---------------------                                   ------------------------
CUSIP No. None                       13D                  Page 9 of 9
                                                          Pages
---------------------                                   ------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2004

                                              Turquoise Partners, LLC


                                              By: /s/  Arnold P. Kling
                                                  --------------------------
                                                  Name:  Arnold P. Kling
                                                  Its:  Managing Member


                                              By: /s/ Peter N. Christos
                                                  --------------------------
                                                  Name: Peter N. Christos


                                              By: /s/ Arnold P. Kling
                                                  --------------------------
                                                  Name:  Arnold P. Kling

                                 EXHIBIT INDEX

         Exhibit 1 - Schedule 13D Joint Filing Agreement, dated January 16, 2004, by and among Turquoise Partners, LLC, Peter N. Christos and Arnold P. Kling.

         Exhibit 2 - Stock Purchase Agreement effective as of January 8, 2004, between the Twin Lakes, Inc., Turquoise Partners, LLC, Johnny R. Thomas, Estancia LLC, Snow Becker Krauss, P.C. and SBK Investment Partners.

         Exhibit 3 - Form of Class A Redeemable Common Stock Purchase Warrant Certificate (incorporated by reference to Exhibit 6 of the Issuer's Registration Statement on Form 10-SB File No. 000-50085).